News Release

May 17, 2006	SVU: TSX-V
N.R. 2006-03

Spur Ventures First Quarter 2006 Results
Record Production and Sales in China

All Amounts Are Expressed in U.S. dollars Unless Otherwise Stated

Vancouver, Canada – Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) announced today that record production, sales and collections at its compound fertilizer subsidy, Yichang Spur Chemicals (YSC) resulted in a consolidated EBITDA of $36,000 in the three months ended March 31, 2006 compared to ($170,000) in the same period in 2005. Earnings per share were ($0.00), slightly improved from ($0.01) of the first quarter 2005.

“The 1st quarter is usually a period of loss for fertilizer companies operating in the northern hemisphere as inventory is built up for the spring sales season” Dr. Rob Rennie, Spur’s CEO said. “A positive EBIDTA in this quarter is a singular accomplishment. This result shows that Spur’s strategy of combining China’s high quality engineering and construction firms and our western fertilizer management skills coupled with our continued emphasis on training our teams is successful” Rennie continued.

At YSC production and sales volumes were 13,810 tonnes and 12,588 tonnes respectively versus 5,571 tonnes and 7,302 tonnes in 2005. Sales revenue was $2,821,000, an increase of $1,095,000 or 63% from sales of $1,726,000 in the same period of 2005. Gross profit was $197,000 versus $282,000 in the 1st quarter of 2005 reflecting an average $11/tonne decrease in selling price and an $11/tonne increase in cost of production. In addition there were no depreciation charges for the phosphoric acid plant in the 1st quarter of 2005.

“We are extremely pleased to see the continued improvement at our NPK fertilizer plant YSC” Spur’s CEO, Dr. Robert Rennie said. “We acquired a distressed facility creating YSC and committed to turning it around. Our team has done just that. YSC improved in every category within our control including production volumes, quality control, sales and collections in an increasingly competitive market environment.”

YSC also successfully completed a $200,000 capital project to allow the plant to sustainably operate at higher production volumes with improved product quality. These improvements are intended to further drive down our cost of production and improve our product quality to capture a price premium in the market place.

Effective January 1, 2006, the Company changed its functional and reporting currency to the U.S. dollar (USD). The change in functional and reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The company holds most of its cash balances in USD deposits and conducts its operations in Chinese Renminbi, which is currently pegged to USD. Furthermore, the international currency of the agribusiness and mining business is USD. Prior to January 1, 2006, the company reported its annual and quarterly consolidated balance sheets and the related consolidated

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

statements of operations and shareholders’ equity and cash flows in the Canadian dollar. The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for the comparison to the first quarter 2006 financial results.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564, Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com